ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the three and nine months ended November 30, 2009, and the audited consolidated financial statements for the year ended February 28, 2009, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of January 14, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company has also investigated other potential diamond acquisitions which would provide accretive value to Rockwell. In the light of current financial and diamond market conditions the Company is unlikely to progress acquisition opportunities until such time as these conditions improve.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1    Summary

Operations

During the Company’s 2009 fiscal year, the diamond market was significantly impacted by the world financial crisis. In fiscal 2010, Rockwell has operated three alluvial diamond mines: Holpan, Klipdam and Saxendrift.

Rough diamond prices have been slowly recovering in fiscal 2010. The Company has sold parcels of diamonds in March, May, June, July, August/September and November 2009. The average price per carat received was US$531.43 in March, US$584.69 in May, US$699.75 in June, US$807.20 in early July, US$1,090.55 on July 27, US$862.36 in the August/September and $1,416.40 in the November tenders. The average price received from sales in the third quarter was US$1,268.83 per carat, an increase of 49% from the average price of US$853 per carat received in the second quarter. The increase was due to both an improvement in the market prices as well as inclusion of several large high quality gems.

Although Wouterspan had yielded many of the Company’s higher value stones, a combination of relatively high operating costs and the collapse in the demand for high value stones resulted in suspension of operations at the end of the third quarter of 2009. The operation remains on care and maintenance.

The Company has raised $8.6 million from private placements. The Company is also in the process of raising a minimum of $3 million from a rights issue. This will be used to strengthen its balance sheet, settle short term liabilities and a payment deferral on equipment leases negotiated with Komatfin, undertake further plant improvements and optimization at existing operations, and initiate low cost modernization of the Wouterspan processing plant, subject to further improvements in diamond prices. Upgrading the plant to a higher volume would create more economical operation at Wouterspan. Management believes that this, together with ongoing operational improvements, reduction in operating costs, and increasing prices and demand for diamonds will improve the Company’s financial performance.

In the three month period ended November 30, 2009:

  7,963.28 (2008: 5,981.25) carats were produced at the Holpan/Klipdam and Saxendrift operations. 5.3 carats were recovered from the Wouterspan final recovery plant during auditing and reprocessing of concentrate material.

  9,409.94 carats were sold at an average price of US$1,268.83 per carat.

  Sales of $12.8 million, together with other sales of $0.09 million, resulted in $12.9 million in revenue.

  Cost of sales of totalled $7.1 million and amortization totalled $3.3 million.

  An operating profit of $2.5 million was realized for the period.

  Net general and administrative expenses amounted to $1.6 million, interest amounted to 0.3 million and taxation was $0.5 million

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  A profit of $ 0.5 million or 0.002 cents per share was realized for the period.

In the nine months ended November 30, 2009:

  19,920.44 (2008: 16,558.09) carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.

  20,646.13 carats were sold at an average price of US$969.17 per carat.

  Tender sales of $21.9 million, plus beneficiation profit share of US$0.5 million and other sales of $0.3 million, resulted in total revenue of $22.7 million.

  Cost of sales of $16.7 million and amortization of $8.3 million. As a result, an operating loss of $2.3 million was realized for the period.

  Net general and administrative expenses amounted to $4.8 million, and net interest expenses were $1.1 million, offset by a net tax recovery of $1.6 million. As a result a loss of $6.1 million or $0.026 cents per share was realized for the period.

Diamonds in inventory at November 30, 2009 totalled 2,800.51 carats.

Corporate

On April 29, 2009, Pala Investments Holdings Limited (“Pala”) called a special shareholders’ meeting of the Company. The meeting was called to remove certain directors of the Company, to appoint and elect certain new directors and to amend and terminate the Company’s shareholders’ rights plan. The special shareholders meeting was held on June 17, 2009 and the proposed resolutions to reconstitute the Board and amend and terminate the shareholders’ rights plan were not approved by the shareholders.

As a result of this, two directors and Audit Committee members, Messer’s G. Radke and T. Janes resigned from the Board.

During the quarter, Messer’s W. Jacobs and R. Linnell were appointed to the Board of Directors. The new directors have joined Mr. W. Fisher to form the current Audit Committee. In addition, the Company has appointed Graham Chamberlain, as its Chief Operating Officer as of November 1, 2009.

1.2.2    Financing

During the quarter, the Company continued the four month payment deferral (capital portion of Hire Purchase lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet). At the end of the quarter, there were capital lease obligations of $6.3 million on a leased fleet that cost $21.1 million. Total plant and equipment (making up the operations plant and yellow fleet) cost $82.9 million and have a net book value of $52.0 million.

The payment deferral, which commenced in July and ran until November 1, 2009, provided short term financing of $2.2 million. Normal payments commenced in November and the scheduled payment

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

holiday for December and January has been suspended, resulting in reducing this short term debt. Proceeds from the capital raised will be used to settle the balance of this short term debt.

Subsequent to November 30, 2009, the Company closed $8.6 million in private placements and plans to increase the financing up to $14.7 million by way of a rights offering. The proceeds are to be used to strengthen the Company’s balance sheet, settle short term debt including the payment deferral negotiated with Komatfin in respect of equipment leases, and undertake further production improvements and cost saving measures at existing operations. The Company will also initiate the modernization of the Wouterspan processing plant with a view to re-commission this operation subject to further improvements in diamond prices. The fund raise is expected to be achieved through a combination rights offering and private placement, there can be no certainty of the success in raising the additional funds at the present time.

1.2.3    Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22 million (C$3.4 million). The holdings of the VWDG comprised the mining projects known as Holpan, Klipdam, and Wouterspan purchased by Rockwell through its wholly owned South African subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. Subsequently on November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG. The additional 11% stake was acquired by another subsidiary of AVR, Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

Due to the world wide credit contraction and economic recession, depressed market conditions and decline in diamond prices, the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) during the fourth quarter of fiscal 2009 that it was unable to make outstanding payments to complete its financial obligations, and that it was pursuing other funding mechanisms to meet its obligations. As at February 28, 2009, AVR owed Rockwell approximately ZAR19 million to conclude the Georgia transactions; this amount is outstanding. The contractually committed ZAR10.5 million due to VWDG has also not been received from AVR at this point in time.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to assist AVR complete its investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and has also engaged with the Department of Minerals and Energy with the assistance of its legal counsel to address the completion of the BEE participation in the share capital of the entities comprising VWDG. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

Effective October 2, 2008, AVR via Liberty Lane Investments (Pty) Limited, acquired a shareholding of an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell Resources RSA (Pty) Limited. AVR has paid an initial deposit of ZAR3 million in respect of this transaction which is structured over a two year period. Rockwell is also in discussion with AVR regarding the funding for the outstanding amount of this transaction.

1.2.4    Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended November 30, 2009) with the quarter ended November 30, 2008.

PRODUCTION
Operation	3 months ended November 30, 2009			3 months ended November 30, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	225,840	1,767.52	0.78	155,759	1,290.42	0.83
Klipdam	250,399	2,676.51	1.07	239,245	2,288.88	0.96
Wouterspan*	0	5.30	0.00	189,224	1,568.00	0.83
Saxendrift	397,192	3,513.95	0.88	83,632	833.95	1.00
Total	873,431	7,963.28	0.91	667,860	5,981.25	0.90

*from reprocessed concentrate (the Wouterspan final recovery plant was re-commissioned during the quarter to test the concentration of diamonds in various stockpiles of old concentrate).

SALES, REVENUE AND INVENTORY
Operation	3 months ended November 30, 2009				3 months ended November 30, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	2,556.15	614,237	240.30	501.73	268.43	487,127	1,814.73	1,287.79
Klipdam	3,526.85	2,715,963	770.08	1,053.65	912.42	11,035,293	12,094.53	2,050.74
Wouterspan	14.08	11,099	788.31	0.00	313.40	681,760	2,175.37	1,529.26
Saxendrift	3,312.86	8,598,285	2,595.43	1,245.13	503.69	1,307,412	2,595.67	751.45
Total	9,409.94	11,939,584	1,268.83	2,800.51	1,997.94	13,511,592	6,762.76	5,619.24

INVENTORY (carats)
Operation	Rough Diamond Inventory September 1, 2009	Production	Rough Diamond Sales	Rough Diamond Inventory November 30, 2009
Holpan	1,290.36	1,767.52	2,556.15	501.73
Klipdam	1,903.99	2,676.51	3,526.85	1,053.65
Wouterspan	8.78	5.30	14.08	0.00
Saxendrift	1,044.04	3,513.95	3,312.86	1,245.13
Total	4,247.17	7,963.28	9,409.94	2,800.51

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales – Nine Month Comparison

The following is a comparison of the first nine months of fiscal 2010 (ended November 30, 2009) with the nine months ended November 30, 2008.

PRODUCTION
Operation	9 months ended November 30, 2009			9 months ending November 30, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	653,992	4,913.61	0.75	512,510	3,869.78	0.76
Klipdam	737,369	7,945.42	1.08	668,674	6,520.90	0.98
Wouterspan	0	14.08	0.00	552,293	3,896.42	0.71
Saxendrift	905,582	7,047.33	0.78	175,441	2,270.99	1.29
Total	2,296,943	19,920.44	0.86	1,908,918	16,558.09	0.87

SALES, REVENUE AND INVENTORY
Operation	9 months ended November 30, 2009				9 months ended November 30, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	5,252.96	2,052,602	390.75	501.73	2,946.42	3,958,748	1,343.58	1,287.79
Klipdam	8,634.08	5,109,645	591.80	1,053.65	4,825.13	18,779,616	3,892.04	2,050.74
Wouterspan	589.68	280,187	475.15	0.00	2,673.86	4,360,884	1,630.93	1,529.26
Saxendrift	6,169.41	12,567,081	2,037.00	1,245.13	1,520.17	3,274,483	2,154.02	751.45
Total	20,646.13	20,009,515	969.17	2,800.51	11,965.58	30,373,731	2,538.43	5,619.24

*Included in the Klipdam sales are 322.02 carats at $122,973 from Windsorton, a prospecting right

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	841.08	4,913.61	5,252.96	501.73
Klipdam	1,742.31	7,945.42	8,634.08	1,053.68
Wouterspan	575.60	14.08	589.68	0.00
Saxendrift	367.21	7,047.33	6,169.41	1,245.13
Total	3,526.20	19,920.44	20,646.13	2,800.51

*Included in the Klipdam inventory are 199.89 carats from Windsorton, a prospecting right

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarter ended November 30, 2009

Production at Holpan in the quarter was 1,767.52 carats from 225,840 cubic meters (417,804 tonnes) of gravels processed, compared with 1,290.42 carats from 155,759 cubic meters (288,154 tonnes) of gravels processed in the quarter ended November 30, 2008.

Sales from Holpan were 2,556.15 carats at an average value of US$240.30 per carat, an increase in carats and a decrease in value from the 268.43 carats at an average value per carat of US$1,814.73 sold in the quarter ended November 30, 2008.

Production at Klipdam was 2,676.51 carats from 250,399 cubic meters (463,238 tonnes) of gravels, compared to 2,288.88 carats from 239,245 cubic meters (442,603 tonnes) of gravels produced in the quarter ended November 30, 2008.

Sales from Klipdam were 3,526.85 carats at an average value of US$770.08 per carat, an increase in carats and decrease in value compared to 912.42 carats at an average value per carat of US$12,094.53, which included the sale of an exceptional 189.6 carat white stone for approximately US$10.2 million, in the quarter ended November 30, 2008.

Nine months ended November 30, 2009

Production at Holpan over the nine months was 4,913.61 carats from 653,992 cubic meters (1,209,885 tonnes) of gravels processed, compared with 3,869.78 carats from 512,510 cubic meters (948,143 tonnes) of gravels processed in the nine months ended November 30, 2008.

Sales from Holpan were 5,252.96 carats at an average value of US$475.18 per carat, an increase in carat sales and decrease in value per carat sold from 2,946.42 carats at an average value of US$1,343.58 per carat in the nine months ended November 30, 2008.

The inventory at Holpan is 501.73 carats.

In the nine months of the 2010 fiscal year, production at Klipdam was 7,945.42 carats from 737,369 cubic meters (1,364,413 tonnes) of gravels, compared to 6,520.90 carats from 668,674 cubic meters (1,237,046 tonnes) of gravels produced in the nine months ended November 30, 2008.

Sales from Klipdam were 8,634.08 carats at an average value of US$591.80 per carat, an increase in carats sold but a decrease in value per carat sold from 4,825.13 carats at an average value of US$3,892.04 per carat in the quarter ended November 30, 2008.

There is an inventory of 1,053.68 carats for Klipdam.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 7,409.4245 hectares, of the Lanyon Vale 376 farm. Operations are taking place on two portions of the property called the Farhom and Okapi farms, exploiting the Rooikoppie and Primary gravel units.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarter ended November 30, 2009

During the quarter, 5.3 carats were recovered from reprocessing of stockpiled concentrate. This is a decrease from 1,568.00 carats produced from 189,224 cubic meters (397,370 tonnes) of gravels processed in the quarter ended November 30, 2008.

Sales for the quarter were 14.08 carats from inventory which received an average price of US$788.31 per carat compared to 313.4 carats at an average price of US$2,175.37 per carat in the quarter ended November 30, 2008.

Nine months ended November 30, 2009

During the first nine months of the fiscal 2010 year, 14.08 carats were recovered from reprocessing of stockpiled concentrate. This is a decrease from 3,896.42 carats produced from 552,293 cubic meters (1,159,815 tonnes) of gravels processed in the nine months ended November 30, 2008.

Sales from Wouterspan were 589.68 carats from inventory which received an average price of US$475.15 per carat. This is a decrease in carats and value per carat sold from 2,673.86 carats at an average value of US$1,630.93 per carat in the nine months ended November 30, 2008.

The inventory at Wouterspan is 0 carats.

Saxendrift Property

The Saxendrift property (5,142.52 hectares) is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation.

Quarter ended November 30, 2009

During the quarter, the property produced 3,513.95 carats from 397,192 cubic meters (834,103 tonnes) of gravels, an increase from 833.95 carats produced and 83,632 cubic meters (169,766 tonnes) of gravels processed in the quarter ended November 30, 2008.

Sales from Saxendrift during the three months ended November 30, 2009 were 3,312.86 carats at an average price of US$2,595.43 per carat. In the quarter ended November 30, 2008, 503.69 carats were sold at an average price of US$2,595.67 per carat.

Nine months ended November 30, 2009

During the first nine months of the fiscal 2010 year, the property produced 7,047.33 carats from 905,582 cubic meters (1,901,722 tonnes) of gravels, an increase from 2,270.99 carats produced and 175,441 cubic meters (365,543 tonnes) of gravels processed in the nine months ended November 30, 2008.

Sales from Saxendrift were 6,169.41 carats at an average price of US$2,037.00 per carat, an increase in carats and a slight decrease in value per carat sold from 1,520.17 carats at an average value of US$2,154.02 per carat in the nine months ended November 30, 2008.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The inventory at Saxendrift is 1245.13 carats.

Production Costs

Production at the three operations steadily increased from an average of 506,812 tonnes in the second quarter to an average of 571,715 in the third quarter. The increase has been significantly influenced by the expanded capacity of the Saxendrift plant.

The Company’s continued drive to cut costs and optimize its operations continues to yield results. The average operating cost over nine months for thee three operations was US$2.73 per tonne, a decrease from US$4.09 per tonne in the nine months ended November 30, 2008 and below the US$3.00 - 3.50 per tonne range that was forecasted for fiscal 2010. These are the cash costs of operations, consisting predominantly of costs for fuel and oil, power, maintenance and replacements, operational salaries and direct mine operating costs.

Mining costs for each operation were: Holpan US$2.87 per tonne; Klipdam US$2.82 per tonne and Saxendrift US$2.46 per tonne.

The average total cost for all the operations including rehabilitation, lease payments and royalties over the nine months of fiscal 2010 was US$4.44 per tonne.

1.2.5    Exploration and Development Properties

Niewejaarskraal Project

The Niewejaarskraal Project, located on the Middle Orange River area of South Africa, was a past producer of alluvial diamonds.

In terms of the Sale of Shares and Claims Agreement entered into between, among others, Rockwell Resources RSA (Proprietary) Limited (“Rockwell”) and Trans Hex Operations (Proprietary) Limited (“Trans Hex”) on March 3, 2007, Rockwell indirectly acquired the mining and prospecting rights to, among other areas, Portion 6 of the Farm Niewejaarskraal 40 in the magisterial district of Prieska (“Niewejaarskraal”). In terms of the same agreement, Rockwell also indirectly acquired, among other things, certain mining equipment situated on Niewejaarskraal, including a dense media separation plant previously erected and operated by Trans Hex.

As at February 28, 2009, the Company was committed to pay Trans Hex for the acquisition of the remaining Niewejaarskraal mining rights. The Company had placed $2.7 million in trust toward application of the remaining payment, to be released to Trans Hex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name. Cession of the Niewejaarskraal mining right occurred on March 4, 2009.

On April 11, 2009 all the conditions precedent were met and the Company paid ZAR18.9 million ($2.6 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR 16.5 million

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

($2.0 million) was capitalized. This action completed the Saxendrift transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim. Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. In addition, Rockwell has had sight of the legal advice provided by external legal counsel to Trans Hex to the effect that the merits of this claim are limited. In the event that a claim were to made by the owner of Niewejaarskraal against Rockwell in respect of this mining equipment, Rockwell will vigorously defend its ownership of that equipment and will also seek to rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of $600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement.

Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR 25.4 million, C$ 1.634 million and US$ 20 million (while reserving the right to increase the counter-claim to at least $164.9 million). Preliminary papers have been filed by the parties and the arbitration proceedings are

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

pending. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Other

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.6    Diamond Market Trends

The Diamond Market Update

Diamond prices continue their recovery toward the prices received in calendar 2008, prior to the onset of the global financial crisis.

Gem-quality rough diamonds in the range of 2-10 carats that polish to sizes between 0.75 carats and 2.00 carats, D-J colours and down to SI1/2 clarity have shown the most marked recovery. Prices for these diamonds are around 10-15% below the high prices received in 2008. The polished diamonds are mostly sold in bridal rings and have been the backbone of recovery since the crisis began in late 2008.

Larger sizes, from 10 carats, are receiving improved interest and prices are returning to the highs experienced in 2008, though the interest is from a limited number of traders. The limited interest is probably still due to cash flow constraints as a result of the downturn experienced late 2008. In the first half of 2008, many traders speculated on larger, more expensive ‘special’ diamonds as well as those in other size ranges. This speculation resulted in massive upswings in prices paid for rough diamonds and, subsequently, the high prices asked for polished diamonds. Presently, far fewer traders will speculate and take any risk on these diamonds.

DeBeers and Alrosa, the largest producers in the world, have continued sales to their clients although still in limited quantities. Larger sizes (plus 10 carats) have been sold in lower quantities compared to the same period last year. DTC assortments have changed and consequently prices have increased. Perhaps this restriction and limitation in sales from the two largest diamond marketers has resulted in the shortages of polished diamonds of better colour and purity, which is currently being experienced in the world’s markets.

Retail sales are up from the same period last year, although there has been heavy discounting of diamond jewellery. Jewellers stocked up and prepared for holiday sales, which are expected to be equal to and possibly better than the holiday sales in calendar 2008. Retailers are still under financial pressure, with large inventories. Insolvencies and takeovers continue to be experienced in the retail sector.

Rockwell completed two sales during the third fiscal quarter. Results from both sales confirmed that prices, as well as interest from Rockwell’s buyers, are increasing. The November rough diamond sale was particularly positive in terms of interest from buyers and prices offered. Rockwell has recently increased

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

its endeavours to add value to its rough diamonds by expanding the amount of plus 10-carat diamonds that are polished to gem quality.

Although the price recovery has been exceptional, it is hoped that diamond traders will be cautious and avoid the high levels of speculation experienced in 2008. It is feared that the increase in prices received by rough diamond producers doesn’t conform to the limited increase in prices paid for polished diamonds. However, as inventories are reduced at retail level and world-wide sales of rough diamonds are still less than 80% of the diamonds produced in 2008, polished diamonds in certain ranges are in short supply and the subsequent effect has been an increase in price of polished diamonds. It is expected that the supply from producers will remain static while demand for polished diamonds will increase. This would result in high prices offered to producers in the future.

Background

Diamond clarity is rated using the following scale:

GIA diamond clarity grading scale
Category	Flawless	Internally	Very Very Slightly		Very Slightly		Slightly		Included
		Flawless	Included		Included		Included
Grade	FL	IF	VVS1	VVS2	VS1	VS2	SI1	SI2	I1	I2	I3

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2009	February 29, 2008	May 31, 2007
Current assets	15,099,971	38,596,562	56,142,572
Mineral properties	28,894,477	25,247,937	24,121,855
Other assets	62,367,968	69,848,625	49,341,956
Total assets	106,362,416	133,693,124	129,606,383

Current liabilities	14,462,800	12,502,301	29,399,774
Other liabilities	21,478,590	34,076,016	28,613,767
Shareholders’ equity (deficiency)	70,421,026	87,114,807	71,592,842
Total liabilities and shareholders’ equity	106,362,416	133,693,124	129,606,383

	Year ended	Nine months ended	Year ended
Statement of Operations	February 28, 2009	February 29, 2008	May 31, 2007
Revenue	34,633,477	36,149,308	10,103,328
Mine site operating costs	(25,113,363)	(22,730,271)	(8,974,742)
Amortization and depletion	(11,287,197)	(6,533,941)	(2,074,415)
Operating profit (loss)	(1,767,083)	6,885,096	(945,829)
Expenses
Accretion of reclamation obligation	1,072,389	464,316	55,471
Exploration	498,739	604,169	1,371,351
Foreign exchange loss (gain)	(350,485)	(751,318)	(3,580,364)
Legal, accounting and audit	1,863,261	790,725	691,759
Office and administration	3,489,460	2,697,077	2,993,453
Shareholder communications	453,489	198,985	200,574
Stock-based compensation	1,834,422	1,826,317	79,623
Travel and conference	605,812	654,705	666,194
Transfer agent filings	250,878	544,232	176,530
Subtotal	9,717,965	7,029,208	2,654,591

Loss on disposal of equipment	364,918	402,411	94,621
Loss on disposal of mineral properties	203,339	–	–
Interest (income)	(2,672,021)	(1,118,396)	(372,149)
Interest on capital leases	1,592,001	1,289,385	433,125
Convertible note accretion and interest expense	3,009,680	270,976	2,466,839
Loss on early extinguishment convertible promissory notes	–	–	137,957
Write down of assets	2,590,958	–	–
Write-off of amounts receivable	291,063	18,360	224,942
Write-down of marketable securities	–	–	1
Subtotal	5,379,938	862,736	2,985,336

Loss before income taxes	16,864,986	1,006,848	6,585,756
Income tax expense	7,000	179,290	–
Future income tax (recovery) expense	(3,347,000)	2,261,110	(635,773)
Loss before non-controlling interest	13,524,986	3,447,248	5,949,983
Non-controlling interest	(549,024)	5,955,779	415,159
Loss for the period	12,975,962	9,403,027	6,365,142
Other comprehensive loss	13,409,383	–	–
Total comprehensive loss	26,385,345	9,403,027	6,365,142

Basic and diluted loss per common share	0.05	0.05	0.11
Weighted average number of common shares outstanding	237,924,152	196,428,551	55,418,242

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 29
	2009	2009	2009	2009	2008	2008	2008	2008
Current assets	9,150	7,785	8,986	15,100	22,830	21,757	27,190	38,597
Mineral properties	34,333	34,654	34,219	28,894	36,831	37,386	36,592	25,248
Other assets	63,390	65,217	65,100	62,368	85,330	80,146	74,621	69,848
Total assets	106,873	107,656	108,305	106,362	144,991	139,289	138,403	133,693

Current liabilities	13,291	15,970	15,623	14,463	14,814	17,369	15,353	12,502
Other liabilities	19,441	19,404	20,773	19,597	32,171	28,941	28,194	34,076
Shareholders’ equity (deficiency)	74,141	72,282	71,909	72,303	98,006	92,979	94,856	87,115
Total liabilities and shareholders'	106,873	107,656	108,305	106,362	144,991	139,289	138,403	133,693
equity

Working capital (deficit)	(4,141)	(8,185)	(6,637)	637	8,016	4,388	11,837	26,095

Statement of Operations	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 29
	2009	2009	2009	2009	2008	2008	2008	2008
Revenue	12,870	5,919	3,929	1,008	16,126	10,168	7,331	9,802
Mine site operating costs	(7,097)	(4,790)	(4,851)	(9,143)	(3,710)	(7,651)	(4,609)	(7,350)
Amortization and depletion	(3,293)	(3,139)	(1,819)	(3,177)	(2,864)	(2,673)	(2,574)	(2,418)
Operating profit (loss)	2,480	(2,010)	(2,740)	(11,312)	9,552	(156)	148	34

Expenses
Accretion of reclamation obligation	81	32	(14)	809	95	99	69	378
Exploration	34	2	58	132	96	(33)	304	174
Foreign exchange loss (gain)	66	2	546	(72)	(903)	831	(206)	16
Legal, accounting and audit	351	160	334	408	678	640	137	472
Office and administration	853	800	656	960	689	868	972	1,147
Shareholder communications	105	212	119	81	173	119	80	65
Stock-based compensation	12	18	116	276	499	373	686	1,177
Travel and conference	76	41	36	147	139	108	212	382
Transfer agent	16	58	22	178	28	35	10	439
Subtotal	886	1,325	1,873	2,919	1,494	3,040	2,264	4,250
Write-off of amounts receivable	–	–	–	291	–	–	–	18
Loss (gain) on disposal of equipment	–	11	26	66	(6)	284	21	424
Loss on disposal of mineral properties	–	–	–	203	–	–	–	–
Interest income	–	(92)	(143)	(191)	(357)	(743)	(1,381)	(447)
Interest on capital leases	89	252	343	354	335	440	463	391
Accretion and interest expense	176	73	407	2,309	452	163	86	84
Write down of assets	–	–	658	2,591	–	–	–	–
Profit (loss) before income taxes	621	(3,579)	(5,904)	(19,854)	7,634	(3,340)	(1,305)	(4,686)
Future income tax recovery (expense)	475	719	1,346	2,089	(134)	703	414	(698)
Profit (loss) before non-controlling	146	(2,860)	(4,558)	(17,765)	7,768	(2,637)	(891)	(5,384)
interest
Non-controlling interest	368	(338)	(454)	2,015	(3,241)	589	88	3,322
Profit (loss) for the period	514	(2,522)	(4,104)	(19,780)	11,009	(3,226)	(979)	(8,706)

Basic and diluted profit (loss) per share	0.002	(0.01)	(0.02)	(0.08)	0.05	(0.01)	(0.00)	(0.04)
Weighted average number of common	238,042	238,042	238,042	237,924	238,537	238,537	237,731	223,891
shares outstanding (thousands)

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

The Company realized a loss of $6.1 million for the nine month period ended November 30, 2009 compared to a profit of $1.5 million for the comparable period in the prior year. The loss was due to the collapse in the diamond market and precipitous decline in diamond prices that commenced in the fourth quarter of fiscal 2009 due to the ongoing global credit crisis and economic recession. This resulted in on going weakness of diamond prices through the first two quarters of fiscal 2010 and the slow recovery in the third quarter. Though prices remained weak during this period there has been an overall improvement in prices of about 49% from the initial sharp fall in prices of about 50% in the last quarter of fiscal 2009. Operations at the Wouterspan Mine are still in care and maintenance in order to preserve the Company’s cash reserves. Proceeds from the capital raise will be used to upgrade the plant at Wouterspan, the recommissioning of which will coincide with the current recovery of the demand for high quality stones in the final quarter of fiscal 2010.

During the nine months ended November 30, 2009, the Company realized rough diamond sales of $22.4 million compared to $33.4 million for the comparable period in the prior year. Sales in March were at US$531.43 per carat, 35% of the pre-October 2008 average sales prices achieved of about US$1,800 per carat. Prices have gradually recovered, climbing to US$1,090.55 per carat in July, US$862.36 per carat in August/September tenders and US$1,434.33 in November. The August/September decrease was not due to a decline in price, but rather due to a lower grade mix of stones being offered on tender in August. The November price was positively influenced by a higher grade mix.

As noted above, the credit crunch and ensuing recession resulted in diamond prices falling sharply in late calendar 2008 (fourth quarter of fiscal 2009).. Sales prices achieved in the fiscal quarter of 2010 were below the cost of production; however, prices achieved in the second quarter covered the cost of production, but were not sufficient to cover fixed overheads in full and lease payments. As the Company was required to maintain liquidity, sales were made below production cost. In July and August (second quarter fiscal 2010), cash inflows from sales exceeded outflows from operating expenses, though overall inflows were not sufficient to cover the full costs of the lease payments on a limited amount of earth moving equipment which resulted in the Company invoking the payment deferral with Komatfin, which ended on the November 1. Income generated in November has been sufficient to cover all the third quarter costs and significant arrear creditors, including ZAR11.4 million ($1.6 million) for outstanding royalties. The November income resulted in a third quarter operating profit.

Mining costs for the nine months ended November 30, 2009 amounted to $16.7 million (nine months ended November 30, 2008 - $15.9 million), which excludes amortization and depletion charges of $8.3 million (nine months ended November 30, 2008 – $8.1 million).

Exploration expenses (excluding stock-based compensation) decreased to $93,985 for the nine months ended November 30, 2009 compared to $367,170 for the same period in the prior year. This decrease is due to less engineering activities and property assessment fees performed during the nine month period ended November 30, 2009 on South African diamond properties.

Administrative costs for the nine months ended November 30, 2009 decreased to $2.3 million from $2.5 million incurred for the same period in the prior year, primarily the result of controlling costs and reducing overheads. Travel and conference expenses amounted to $152,474 for the nine months ended November 30, 2009 compared to $458,782 for the same period in the previous year. Legal, accounting

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

and audit expenses for the nine months ended November 30, 2009 amounted to $884,124 compared to $1,454,927 incurred for the same period in the prior year. The Company has experienced significant legal costs due to the unsolicited bid by Pala and the capital raising exercise.

Stock-based compensation decreased to $146,444 for the nine months ending November 30, 2009 in comparison to $1,557,517 for the same period in the previous year.

Interest expenses increased to $1,221,402 for the nine months ended November 30, 2009, compared to $1,939,516 for the nine months ended November 30, 2008, due to the use of the credit facility to maintain working capital and the deferred lease payments.

Please refer to section 1.2 for additional discussion on the Company’s results of operations.

1.6        Liquidity

Liquidity Risk

At November 30, 2009, the Company had cash and equivalents of $2.5 million and bank indebtedness of $0.4 million, for net cash holdings of $0.4 million. The Company also had a working capital deficit of $4.1 million, as compared to cash and equivalents of $4 million and bank indebtedness of $3.5 million, for a net cash and cash equivalents of $0.5 million, and working capital of $0.6 million at February 28, 2009. The Company had no long-term debt at November 30, 2009, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan mines and Saxendrift operations, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”). Capital lease obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.0225, the closing rate in effect on November 30, 2009. Since then, the South African Rand has marginally strengthened to 1 Canadian dollar = ZAR 7.1582 as of January 12, 2009.

The improved results of the August/September tender, the cash outflow reduction from the lease holiday and an advance of ZAR12.5 million ($1.8 million) received for the sale of several high value stones to the Steinmetz Diamond Group, provided sufficient liquidity to build up inventory and hold back sales until an advantageous tender date in mid November. This has resulted in achieving a much improved average of over US$1,400 per carat, and sales for the quarter of ZAR91 million ($12.8 million) against operating costs of ZAR63 million ($8.87 million), before corporate expenses.

The cash burn rate in the first quarter of fiscal 2010 was $2 million, which reduced to $1.8 million in the second quarter, being a $0.7 million reduction in cash resources and $1.1 million utilized from the Komatfin payment deferral. Improved diamond prices and the reduced cash outflow from the payment deferral on its lease obligations has resulted in positive cash flow from operations, sufficient to fully cover corporate overheads and improve working capital. The strengthening of the rand, by 7% in the current quarter and 28% in the fiscal year to date, has had a significant negative effect on cash inflows from sales, which are realized in US Dollars.

The Company has implemented the necessary plans to ensure sufficient financial liquidity in the near term. The Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors such as an improvement in diamond demand and prices and unfreezing of

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

credit and capital markets, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow the Company to meet these obligations as they become due.

The Company has raised $8.6 million from private placements and is in the process of raising a minimum of $3 million via a rights issue.

Contractual Obligations and Commitments

The Company has the following payment commitments: (a) minimum lease payments of $6.3 million, with $5.1 million payable in the next 12 months, with instalments up to the year 2012 to various financial institutions for plant and equipment.

The following are the contractual maturities of contractual obligations:

Payments due by period
	Total	Less than one	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	6.3m	5.1m	1.2m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	6.3m	5.1m	1.2m	Nil	Nil

Other than described above and in the notes of the financial statements for the nine months ended November 30, 2009, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The payment deferral to the Company’s equipment lessors did not change the period of the contracts, as subsequent payments will be increased to catch up the capital portion of the payments deferred. The interest position as well as the additional interest calculated on the capital not paid, has been paid in the current period.

1.7        Capital Resources

The Company's sources of capital are primarily equity investment and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

During the nine months ended November 30, 2009, the Company did not complete any debt financings, other than the payment deferral on its capital lease obligations. The Company anticipates that it has sufficient funding facilities and funds available (Refer to Section 1.6 above) to meet its working capital requirements, provided that the diamond market recovers and sales achieve over US$917 per carat in the near future and the exchange rate remains constant. At an exchange rate of ZAR8.00 to US$1 and current volumes and grade being achieved, breakeven point is anticipated to be reached when the Sales price per carat recovers to the US$1,100 – US$1,200 per carat range.

The Company has raised $8.6 million from private placements and is in the process of raising a minimum of $3 million via a rights issue to meet the expenditure requirements to ensure the continuation of operations until such time as the international diamond markets recover and sufficient funds for capital expenditure to improve efficiencies at existing operations, expand operations to take advantage of existing resources and reopen operations that have been on care and maintenance in line with future market improvement.

Financial resources will be applied to reducing the short term finance and the Komatfin payment deferral, which will cause significant reductions in interest expenses. Working capital will also be sufficient to provide financial leeway to hold sales tenders at dates where there is higher market demand due to seasonal events. This will generate larger profit margins and improved cash inflows.

The capital expenditure will be applied to further optimisation of existing operations and reopening operations that were placed on care and maintenance at the commencement of the Credit Crunch.

Other than already described above, the Company had no other lines of credit or other sources of financing which have been arranged but as yet unused as at November 30, 2009.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

Balances payable	As at	As at
	November 30, 2009	February 28, 2009

Banzi Trade 26 (Pty) Ltd (f)	$3885	$–
Jeffrey Brenner	–	7,890
Jakes Tyres (g)	21,892	5,498
Hunter Dickinson Services Inc. (a)	963,882	180,267
Seven Bridges Trading (c)	13,418	–
Current balances payable	$1,003,077	$193,655

Liberty Lane (i)	431,851	383,330
Long–term balances payable	$431,851	$383,330

Balances receivable

Flawless Diamonds Trading House (e)	$2,728,304	$3,441,510
Banzi Trade 26 (Pty) Ltd (f)	23,748	19,547
Diacor CC (h)	32,467	29,668
	$2,784,519	$3,490,725

	Three months ended		Nine months ended
	November 30		November 30
Transactions	2009	2008	2009	2008
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$281,909	$316,304	$818,535	$697,012
CEC Engineering (b)	–	10,349	–	24,638
Seven Bridges Trading (c)	29,575	29,649	102,710	96,499
Cashmere Trade (d)	–	9.483	–	18,970
Banzi Trade 26 (Pty) Ltd (f)	9,537	12,732	17,115	25,095
Jakes Tyres (g)	30,857	96,593	74,702	438,781
Diacor CC (h)	–	677	–	36,311

Sales rendered to:
Flawless Diamonds Trading House (e)	$12,765,759	$16,226,715	$22,440,564	$33,394,914
Banzi Trade 26 (Pty) Ltd (f)	$–	$–	$1,469	$–

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security consideration is paramount given the high value product produced by the Company.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Cashmere Trade 19 (Pty) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(e)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(f)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act “MPRDA”). Banzi provides the Company with buildings materials at market rates.

(g)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(h)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(i)	Liberty Lane Trading 167 (Pty) Ltd (Liberty Lane) is the BEE partner of Saxendrift Mine (Pty) Ltd and has certain directors in common with the Company.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10      Fourth Quarter

None.

1.11      Proposed Transactions

None.

1.12      Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2009 and note 3 of the interim consolidated financial statements for the nine months ended November 30, 2009, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes,
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13      Changes in Accounting Policies including Initial Adoption

(a)	The following accounting policies were adopted during the period ended November 30, 2009:

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(i)        Goodwill and Intangibles (Section 3064)

The AcSB issued CICA Handbook Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(ii)       EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(iii)      EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. Accordingly, the Company will convert over to IFRS on March 1, 2011 and prepare its first financial statements in accordance with IFRS for the three month period ended May 31, 2011, with comparative information also prepared under IFRS.

Management of IFRS Convergence Project

The Company is currently in the process of preparing its transition plan. This process will involve the establishment of a Steering Committee to manage the IFRS transition process, the allocation of internal resources, the engagement of external expert consultants, assessing the impact of the conversion on the consolidated financial statements and disclosure, considering the impact of conversion on the Company’s information technology systems, internal controls over financial

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

reporting and business activities that may be influenced by GAAP measurements, and assessing the readiness of the Company’s staff, Board of Directors and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:

Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.

A detailed timetable is currently being prepared to manage the transition and the Company is currently on schedule. The Company cannot at this time reasonably estimate the impact of adopting IFRS on its consolidated financial statements.

(ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

1.14      Financial Instruments and Risks and Uncertainties

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial market and financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk. It is also exposed to the diamond market.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company's minimize its credit risk by settling the receivables on its diamond sales in the month following the sale. The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital and facilities in place in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Market Risk

The Company is operating in an uncertain and volatile capital market environment which presents risks in respect of the Company being able to raise equity or debt to finance existing or new projects, or pursue growth opportunities through acquisition

Diamond Market Risk

During the latter part (October, November and December) of 2008 and the early part (January and February) of 2009 the international diamond market softened considerably as a consequence of the credit crunch and the volatility and uncertainty in the banking and financial market sector. In the nine months ended November 30, 2009, the diamond markets continue to experience the carryover effects from reduced diamond demand and lower pricing. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Exercise
Expiry date	price	Number	Total
Common shares			370,843,069

Share purchase options
September 24, 2012	$ 0.62	5,896,500
November 14, 2012	$ 0.63	1,101,500
June 20, 2011	$ 0.45	950,000
December 7, 2014	$ 0.06	14,330,890	22,278,890

1.15.3   Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During management’s evaluation of the effectiveness of internal controls over financial reporting for the year ended February 28, 2009, management identified significant deficiencies in the Company’s internal controls over financial reporting. The significant deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel. Management continued to remediate the material weakness that existed as at February 28, 2009, during the period ended November 30, 2009 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company has also contracted the services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhancing controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts. The CFO, Group Financial Manager and Rockwell staff have implemented a review of the financial reporting procedures and will continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays. Processes will be thoroughly planned and re-engineered to meet the Company’s financial reporting and continuous disclosure obligations.

  Providing appropriate training to accounting personnel regarding the Company’s period end financial reporting process and procedures.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

These programs, as enhanced, are designed to reduce, although they may not eliminate, the risk of a material misstatement to a reasonable level.

Other than the above noted internal control enhancements, there have been no significant changes in internal controls over financial reporting during the period ended November 30, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

1.15.4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended November 30, 2009 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.